UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 1-6905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUDDICK RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     RUDDICK CORPORATION
301 S. TRYON STREET, SUITE 1800
CHARLOTTE, NORTH CAROLINA 28202
(704) 372-5404

REQUIRED INFORMATION

     The Ruddick Retirement and Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

RUDDICK RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

RUDDICK RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits –
December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits –
For the Year Ended December 31, 2007	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)
as of December 31, 2007	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Ruddick Corporation Retirement Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Ruddick Retirement and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of Ruddick Corporation, as plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DIXON HUGHES PLLC
Charlotte, North Carolina
June 23, 2008

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS
Cash	$7,908	$4,626
Investments, at fair value: (Notes B and D)
Mutual funds	161,796,522	111,978,329
Collective trust funds	65,359,474	59,209,976
Common stock	209,418,149	7,344,307
Participant loans	14,700,762	12,840,511
	451,274,907	191,373,123
Receivables:
Participant contribution	267,118	240,485
Employer contribution	10,844,541	10,216,911
Participant loan interest	1,789	18,853
	11,113,448	10,476,249
Total Assets	462,396,263	201,853,998

LIABILITIES
Administrative expenses payable	41,550	8,333
NET ASSETS, at fair value	462,354,713	201,845,665

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(262,021)	333,535
NET ASSETS AVAILABLE FOR BENEFITS	$462,092,692	$202,179,200

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

ADDITIONS
Investment income:
Interest	$1,125,846
Dividends	9,651,833
Net depreciation in fair value of investments (Notes B and D)	(1,381,772)
9,395,907
Contributions: (Note A)
Participant	23,837,052
Employer	18,269,540
42,106,592
TOTAL ADDITIONS	51,502,499

DEDUCTIONS
Benefits paid to participants	18,152,893
Administrative expenses	373,945
TOTAL DEDUCTIONS	18,526,838
NET INCREASE	32,975,661

NET ASSETS TRANSFERRED UPON ESOP MERGER (Note C)	226,937,831

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	202,179,200

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$462,092,692

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ruddick Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Ruddick Corporation (the “Company” or “Employer”) sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by Ruddick for the benefit of its employees and employees of adopting affiliated employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $15,500 in 2007. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $5,000 in 2007.

The Plan includes a Company matching contribution of 50% of each individual participant’s contributions. The Company matching contribution is only applicable to the first 4% of compensation (5% in the case of participants of American & Efird, Inc. (“A&E”), a wholly owned subsidiary of Ruddick Corporation) contributed by participants. The matching contribution is deposited with each payroll contribution. Contributions are subject to certain limitations.

The Plan was amended in 2005 to include an Automatic Retirement Contribution (“ARC”) feature. For each plan year (January 1 – December 31), the Company generally makes an ARC to an individual participant’s account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or adopting affiliated employers on the last day (December 31) of the plan year. Contributions are a percentage of the individual participant’s pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year. Effective June 30, 2008, the Plan has been amended to generally eliminate the ARC for A&E employees who are hired or rehired after the effective date.

Participants may elect the investment mix of their contributions, the Company’s matching contribution and their ARC from among various investment options offered by the Plan.

Participants are immediately vested in their contributions plus actual earnings thereon. However, the Plan regulations prohibit withdrawals except for withdrawal of rollover accounts, attainment of age 59-1/2, termination of employment, merged ESOP plan withdrawals (see Note C), certain types of hardship and, effective January 1, 2007, qualified reservist distributions. Certain A&E employees may also be eligible to withdraw certain amounts contributed to the American and Efird, Inc. Employees’ Profit Sharing Plan that was previously merged into the Plan. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans.

For Company matching contributions plus actual earnings thereon made after January 1, 2002, a participant is fully vested after three years of service. A “Year of Service” requires a minimum of 1,000 hours of service during the vesting computation period with the Company. For Company matching contributions plus actual earnings thereon made prior to that, a participant is fully vested after five Years of Service. In general (and except for certain distributions associated with the ARC), payment of any benefit is made in the form of a lump-sum payment as outlined in the Plan document.

For ARCs made before January 1, 2007, a participant is fully vested after completing five Years of Service. For ARCs made on or after January 1, 2007, a participant is fully vested after completing three Years of Service.

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined. The forfeited funds are used to offset Employer contributions. During 2007, $729,147 in forfeitures were utilized to offset Employer contributions. The forfeiture balance at December 31, 2007 and 2006 was $624,952 and $145,921, respectively.

Participants may borrow from certain of their fund accounts, subject to approval, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Only one loan per year may be taken, but up to two loans can be outstanding at a time. A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Interest on loans outstanding ranged from 5.0% to 10.5%, reflecting the change in interest rates during the last five years. Principal and interest is paid ratably through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company (the “Trustee”), Plan investments in mutual funds and common stock are reported based upon quoted market values from national securities exchanges and Plan investments in collective trust funds are reported based upon the market values of the underlying securities. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in fair value of investments is comprised of the net realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment manager, record-keeping, legal, audit, and communication expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – PLAN MERGER

In May 2007, the Company’s Board of Directors approved a merger of the Ruddick Employee Stock Ownership Plan (“ESOP”) into the Plan. The ESOP is a defined contribution plan covering most employees of Ruddick Corporation and its wholly owned subsidiaries. In connection with the merger, ESOP assets with a fair market value of $226.9 million (including 5,788,218 shares of Ruddick Corporation common stock valued at $36.09 per share) were transferred into the Plan on December 28, 2007.

NOTE D – INVESTMENTS

Investments, at fair value, as of December 31, 2007 and 2006 are as follows:

	2007	2006
Employer Common Stock, 6,040,327 shares	$209,418,149	$	*
Mutual Funds:
T. Rowe Price Associates, Inc. Personal Strategy Balanced
Fund, 782,653 shares	*		15,700,021
T. Rowe Price Associates, Inc. Blue Chip Growth Fund,
795,433 and 786,358 shares, respectively	32,000,272		28,096,569
Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund,
44,070,679 and 39,239,931 shares, respectively	44,332,700		38,906,396
T. Rowe Price Associates, Inc. Equity Index Trust Fund,
490,425 shares	*		20,303,580
Participant loans	*		12,840,511
	285,751,121		115,847,077
Aggregate of other individual investments less than 5%	165,523,786		75,526,046
	$451,274,907		$191,373,123

*	Balance represents less than 5% of respective year total investments.

The net appreciation (depreciation) in fair value of investments for each category of investments for the year ended December 31, 2007 consists of the following:

Mutual funds	$3,919,034
Collective trust funds	1,105,239
Common stock	(6,406,045)
$(1,381,772)

NOTE E – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain plan assets invested in mutual funds with a fair market value of $124,339,754 and $84,733,544 at 2007 and 2006, respectively, and collective trust funds with a fair market value of $65,359,474 and $59,209,976 at 2007 and 2006, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a Company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2007.

At December 31, 2007 the Plan held 6,040,327 shares of Ruddick Corporation (Plan sponsor) common stock with a fair market value of $209,418,149. At December 31, 2006 the Plan held 264,660 shares of Ruddick Corporation common stock with a fair market value of $7,344,307. On December 28, 2007, 5,788,218 shares of Ruddick Corporation common stock were transferred into the Plan in connection with the merger of the Ruddick ESOP (see Note C).

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$462,092,692	$202,179,200
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	262,021	(333,535)
Net assets available for benefits per the Form 5500	$462,354,713	$201,845,665

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 1007:

Net increase in net assets available for benefits per the financial statements	$32,975,661
Reverse prior year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	333,535
Current year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	262,021
Net income per the Form 5500	$33,571,217

RUDDICK RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER INDENTIFICATION NUMBER: 56-0905940
PLAN NUMBER: 003
December 31, 2007
(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value
		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	204,103	-	$9,105,039
	American Funds	Growth Fund of America	177,332	-	6,029,293
	American Funds	Europacific Growth Fund	131,930	-	6,711,262
	PIMCO	Total Return Instl Fund	764,791	-	8,175,618
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	45,719	-	484,159
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	68,861	-	811,876
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	426,086	-	6,906,861
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	534,192	-	6,757,531
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	709,770	-	12,591,315
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	614,291	-	8,096,349
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	411,560	-	7,840,214
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	352,168	-	4,757,785
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	402,537	-	7,728,705
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	402,678	-	5,126,086
*	T. Rowe Price Associates, Inc.	Retirement 2050 Fund	33,189	-	347,818
*	T. Rowe Price Associates, Inc.	Retirement 2055 Fund	26,129	-	273,834
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	244,670	-	3,254,111
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	914,240	-	17,608,261
*	T. Rowe Price Associates, Inc.	Value Fund	225,062	-	5,822,351
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	109,472	-	3,932,226
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	795,433	-	32,000,272
	Vanguard	Capital Opportunity	48,578	-	4,132,053
	Vanguard	Explorer Growth	49,857	-	3,303,503
		Total Mutual Funds		-	161,796,522

		COLLECTIVE TRUST FUNDS
*	T. Rowe Price Associates, Inc.	Stable Value Fund, at fair value	44,070,679	-	44,332,700
*	T. Rowe Price Associates, Inc.	Equity Index Trust	481,713	-	21,026,774
		Total Collective Trust Funds		-	65,359,474

		COMMON STOCK
*	Ruddick Corporation	Common Stock	6,040,327	-	209,418,149

		PARTICIPANT LOANS
*	Participant Loans	Interest rates ranging from 5.0%
		to 10.5%		-	14,700,762

				-	$451,274,907

*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUDDICK RETIREMENT AND SAVINGS PLAN

	By:	Ruddick Corporation, as Plan Sponsor

Date: June 25, 2008	By:	/s/ JOHN B. WOODLIEF
Vice President – Finance and
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23	Consent of Dixon Hughes PLLC